UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.: 1

Name of Issuer: WideOpenWest Inc
Title of Class of Securities:  Common

CUSIP Number: 96758W101

                    January 4, 2021
  (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d-l(b)
/ / Rule 13d-l(c)
/ / Rule 13d-l(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 96758W101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Nine Ten Capital Management LLC - IRS # 46-5220958

2.  Check the Appropriate Box if a Member of a Group
         a. / /
         b. //

3.  SEC Use Only

4.  Citizenship or Place of Organization
         Evanston, IL

5.  Sole Voting Power:
         6,500,000

6.  Shared Voting Power:
         0

7.  Sole Dispositive Power:
         6,500,000

8.  Shared Dispositive Power:
         0

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person:
         6,500,000

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares  / /

11. Percent of Class Represented by Amount in Row (9):
         7.5%

12. Type of Reporting Person:
         IA

CUSIP Number: 96758W101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Nine Ten Partners LP - IRS # 46-5301261

2.  Check the Appropriate Box if a Member of a Group
         a. / /
         b. //

3.  SEC Use Only

4.  Citizenship or Place of Organization
         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power: 6,500,000


6.  Shared Voting Power: 0


7.  Sole Dispositive Power: 6,500,000


8.  Shared Dispositive Power: 0


9.  Aggregate Amount Beneficially Owned by Each Reporting
Person:
         6,500,000

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares  / /

11. Percent of Class Represented by Amount in Row (9):
                 7.5%

12. Type of Reporting Person:
         PN

CUSIP Number: 96758W101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
         Russell Mollen


2.  Check the Appropriate Box if a Member of a Group
         a. / /
         b. //

3.  SEC Use Only

4.  Citizenship or Place of Organization
         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:
         6,500,000

6.  Shared Voting Power:
         0

7.  Sole Dispositive Power:
         6,500,000

8.  Shared Dispositive Power:
         0

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person:
         6,500,000

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares  / /

11. Percent of Class Represented by Amount in Row (9):
         7.5%

12. Type of Reporting Person:
         HC

Item 1(a) Name of Issuer:
          WideOpenWest Inc
      (b) Address of Issuer's Principal Executive Offices:
          7887 E. Belleview Ave, Ste 1000
          Englewood, CO 80111


Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

    (a) Name of Person Filing
        Nine Ten Capital Management LLC


    (b) Address of the Principal Office or, if none, residence
	1603 Orrington Ave, Ste 1650
        Evanston, IL 60201

    (c) Citizenship United States


    (d)  Title of Class of Securities:  Common

    (e)  CUSIP Number: 96758W101

Item 3.  This statement is filed pursuant to Rule
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    / /  Broker or Dealer registered under Section 15 of the
         Act.

    /x/  Investment Adviser in accordance with Section 240.13d-1

	(b)(1)(ii)(E)


Item 4. Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
       Item 1.

       (a)   Amount beneficially owned    6,500,000
                                          -----------------
       (b)   Percent of class             7.5%
                                          -----

       (c)   Number of shares as to which the person has:


             (i)    Sole power to vote or to direct the vote      6,500,000
                                                                  -----------
             (ii)   Shared power to vote or to direct the vote    0
                                                                  -----------
             (iii)  Sole power to dispose or to direct the        6,500,000
                    disposition of                                -----------

             (iv)   Shared power to dispose or to direct the      0
                    disposition of                                -----------

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following //.


Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         N/A
                            -5-

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent
Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



By: Michelle Katauskas               January 13, 2021
_____________________________      _________________
Title: CCO/COO                           Date